

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2025

Jan F. van Eck
President and Chief Executive Officer
VanEck Solana Trust
c/o VanEck Digital Assets, LLC
666 Third Avenue, 9th Floor
New York, NY 10017

> **Re: VanEck Solana Trust**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 29, 2025**
> **File No. 333-280517**

Dear Jan F. van Eck:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 15, 2025 letter.

Amendment No. 3 to Registration Statement on Form S-1

General

1. We note your disclosure that you may seek to use or hold liquid staking tokens. To the extent you intend to list your shares under the exchange's proposed generic listing standards, please tell us why you believe you are permitted to hold liquid staking tokens. Otherwise, please revise to remove references to using or holding liquid staking tokens or to clarify that they are not a permissible holding.

Prospectus Summary, page 1

2. We note the revisions you made on pages 2 and 3 in response to prior comment 2. Please revise to clarify whether or not the disclosure in this section is a complete

description of the Trust's liquidity risk policies and procedures. Please also clarify which part of the policy addresses whether the investment strategy is appropriate for effective and efficient arbitrage.

Exhibits

3.   Please provide a consent dated within 30 days of the filing date from your independent registered public accounting firm.

Please contact Kate Tillan at 202-551-3604 or Jason Niethamer at 202-551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Clifford R. Cone, Esq.